UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2018

HDFC BANK LIMITED
(Registrant)

by	/s/ Santosh Haldankar
Name: Santosh Haldankar
title: Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 30, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating the Press Release in connection with the Launch of our proposed American Depository Shares offering.

Exhibit I

July 30, 2018

New York Stock Exchange

22nd Floor

11 Wall Street

New York

NY 10005

USA

Dear Sir/Madam,

Re:	Proposed issue of American Depository Shares (“ADSs”), each ADS representing three equity shares of par value Rs. 2 each, by HDFC Bank Limited

We are attaching herewith the press release in connection with the launch of our proposed issue of ADSs.

We request you to take the above on the record.

Thanking you.

Yours faithfully,

For HDFC Bank Limited

Santosh Haldankar

Vice President (Legal) & Company Secretary

HDFC Bank Announces Proposed Public Offering of American Depositary Shares

Mumbai, India — July 30, 2018 — HDFC Bank Limited (NYSE: HDB; NSE: HDFCBANK; BSE: 500180) (“HDFC Bank”) announced today that it is commencing a public offering of up to 19,000,000 American Depositary Shares (“ADSs”), each representing three equity shares. In addition, HDFC Bank announced the launch of a concurrent qualified institutions placement of equity shares in India (“QIP”).

Net proceeds from the ADSs offering and the QIP are expected to be used to strengthen HDFC Bank’s capital structure and ensure adequate capital to support growth and expansion, including enhancing HDFC Bank’s solvency and capital adequacy ratio.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as global coordinators and joint bookrunners and BNP Paribas Securities Corp., Goldman, Sachs & Co. LLC, Nomura Securities International, Inc. and UBS Securities LLC are acting as joint bookrunners for the ADSs offering.

The ADSs offering is being made by means of a prospectus supplement and the accompanying base prospectus. An electronic copy of the preliminary prospectus supplement, together with the accompanying prospectus, is available on the SEC’s website, www.sec.gov. A copy of the preliminary prospectus supplement, together with the accompanying prospectus, may also be obtained from Bhavin Lakhpatwala, HDFC Bank Ltd., Tel: +91 22 6652 1083 (D) / 6652 1000 (B), Mobile: +91 74983 51730, Email: bhavin.lakhpatwala@hdfcbank.com.

HDFC Bank is a leading private sector bank and financial services company in India with 4,804 banking outlets and 12,808 ATMs as of June 30, 2018. It offers a wide range of financial products and services to retail and wholesale customers. Its ADSs are listed on the NYSE and its equity shares are listed on the National Stock Exchange of India Limited and the Bombay Stock Exchange Limited.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The equity shares offered in the QIP will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on HDFC Bank’s management’s current expectations. Such statements include plans, projections and estimates regarding the use of proceeds from the proposed offering. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect HDFC Bank and its results is included in HDFC Bank’s filings with the Securities and Exchange Commission. The term “including,” and any variation thereof, means “including, without limitation”.